Exhibit 1

BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended March 31, 2006
($ million, except ratios) (Unaudited)

Profit before taxation	8,726

Group’s share of income in excess of dividends of joint ventures and associates	323

Capitalized interest, net of amortization	(56)

Profit as adjusted	8,993

Fixed charges:

Interest expense	191
Rental expense representative of interest	167
Capitalized interest	102
460

Total adjusted earnings available for payment of fixed charges	9,453

Ratio of earnings to fixed charges	20.6

Fixed charges, as adjusted to accord with US GAAP	460
Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	9,207

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	20.0

(a)           See Note 15 of Notes to Consolidated Financial Statements.